Exhibit 5.16
Consent of Michael J. Lechner
In connection with Novagold Resources Inc.’s registration statement on Form F-10 originally dated March 19, 2007, and any amendments thereto and any registration statements tiled pursuant to Rule 429 under the United States Securities Act of 1933, as amended, and any documents incorporated by reference therein (the “Registration Statement”), I, Michael J. Lechner, hereby consent to the use of my name in connection with references to my involvement in the preparation of the resource estimate and the reserve and resource model for the Galore Creek project, the resource model for the Big Hurrah property, and the resource model for the Rock Creek project (together, the “Technical Information”) in the Registration Statement, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Registration Statement,
Dated at Tucson, Arizona this 21st day of March, 2007.
/s/  Michael J. Lechner
Michael J. Lechner